January 13, 2025

Tamara Newcombe
Chief Executive Officer
NPTG Holdings Corporation
6920 Seaway Blvd
Everett, WA

       Re: NPTG Holdings Corporation
           Draft Registration Statement on Form 10
           Submitted December 17, 2024
           CIK No. 0002041385
Dear Tamara Newcombe:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10 submitted December 17, 2024
Exhibit 99.1 Information Statement of NPTG Holdings Corporation
Information Statement Summary, page 1

1. Please revise to include a more detailed description of how your products are sold and distributed in the United States and internationally. In this regard, we note your disclosure on page 83 that "[t]he manner in which [y]our products and services are sold outside the United States differs by business and by region. Most of [y]our sales in non-U.S. markets are made by [y]our subsidiaries located outside the United States, though [you] also sell directly from the United States into non-U.S. markets through various representatives and distributors and, in some cases, directly. In countries with low sales volumes, [you] generally sell through representatives and distributors."
       Please make conforming changes to your description of business.
 January 13, 2025
Page 2

Industry Overview, page 4

2.     We note your disclosure that "[b]ased on [NewCo] management   s
estimates as of
       December 2024, the serviceable addressable market is approximately [$16 billion]
       within a total addressable market of approximately [$26 billion], with favorable secular growth trends." Please revise to explain how NewCo calculated its serviceable addressable market and total addressable market, including the data and material assumptions underlying these calculations. Please also explain why you assumed favorable secular growth trends, including any sources supporting your disclosure about these trends.
[NewCo] Business System, page 4

3. We note your disclosure that "NBS principles, embedded throughout the organization, identify and minimize inefficiencies, define a structured way to solve problems, and drive consistent execution," and that "NBS, embodied in [y]our mindset and [y]our culture, is consistently and rigorously applied across [y]our business operations, including initiatives in manufacturing, supply chain, product development, commercialization, and customer centric innovation." Please revise to briefly discuss these NBS principles, and consider including an example of how NBS is applied in your organization.
4. We note your disclosure here discussing the outcomes related to your NBS principles and in the letter from your President & Chief Executive Officer that you "[s]ee NBS as a differentiator, as this ensures [you] deliver effective, measurable, and sustainable outcomes for [y]our customers, employees, and shareholders." Please revise your disclosure to clarify how you measure outcomes, including efficiency, sustainability, and the effectiveness of these outcomes.
5. We note your disclosure that the application of NBS empowers you to reinvest in your business and return cash to shareholders. Given your disclosure elsewhere that you have not yet determined the extent to which you will pay any dividends on your common stock, please clarify how you have historically and how you plan to return cash to shareholders.
Risk Factors
Our growth could suffer if the markets into which we sell our products . . ., page 21

6. We note your disclosure that "[c]ertain of [y]our businesses operate in industries that may experience periodic, cyclical downturns." To the extent material, please clarify the end markets that experience these downturns, and discuss the cadence of and factors underlying these downturns.
7. We note your disclosure referencing changes in incentive programs. Please revise your description of business to discuss these incentive programs and revise your
       Management's Discussion and Analysis to describe the impact of incentives on your results of operations, if material.
Our operations, products and services expose us to the risk of environmental . .. ., page 24

8. Please revise your risk factor to disclose, as you do on page F-27, that you have
 January 13, 2025
Page 3

       received notification from the United States Environmental Protection Agency, and from state and non-U.S. environmental agencies, that conditions at certain sites where you and others previously disposed of hazardous wastes and/or are or were property owners require clean-up and other possible remedial action, including sites where you have been identified as a potentially responsible party under United States federal and state environmental laws. Make conforming changes to your description of business, where appropriate.
After the distribution, certain of our executive officers and directors may have actual or potential conflicts of interest because of . . ., page 37

9. We note your disclosure that "certain of [y]our executive officers and directors own equity interests in Fortive," and their "[c]ontinuing ownership of shares of Fortive common stock and equity awards could create, or appear to create, potential conflicts of interest if [you] and Fortive face decisions that could have implications for both
       Fortive and [you], after the separation." Please revise to discuss these potential conflicts of interest, including the relevant decisions that could create these
       conflicts.
Certain non-U.S. entities or assets . . ., page 42

10. We note your disclosure that "[c]ertain non-U.S. entities and assets that are part of
       [y]our separation from Fortive may not be transferred prior to the distribution because the entities or assets, as applicable, are subject to foreign government or third party approvals," and your disclosure on page 43 that "[t]he transfer of certain of these contracts, permits and other assets and rights may require consents or approvals of third parties or governmental authorities." In an appropriate place in your filing, please provide a more detailed description of the relevant restrictions on transfer of assets or contracts, including any regulations relating to approvals of or restrictions on mergers, the formation of new legal entities, and the ability to transfer assets or liabilities.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 61

11. Please revise to reconcile core revenue to the most comparable GAAP measure for each period presented, as required by Item 10(e)(1)(i)(B) of Regulation S-K.
Results Of Operations, page 63

12. Please expand your analysis to quantify offsetting and contributing factors where material and discuss the underlying causes. For example, discuss the underlying reasons for year-over-year price increases in the Test and Measurement segment.
       Quantify the components of the increase in operating profit margin attributed to increase in price and volume from existing businesses and gains from productivity
       measures, all partially offset by higher employee compensation    and
discuss
       underlying reasons for these intermediate effects. On page 65, the change in sales in
       Sensors and Safety Systems is attributed to multiple offsetting factors, with limited discussion of underlying reasons. Please refer to Item 303(b)(2) of Regulation S-K.
 January 13, 2025
Page 4

Commodity Price Risk, page 68

13. We note your disclosure referencing your Risk Factors for a discussion of commodity price risk. Please revise your disclosure here to briefly describe how you manage these risks.
Acquired Intangibles and Goodwill, page 71

14. Please clarify the reason for the increase in goodwill from the amount previously reported in the Precision Technologies segment for Fortive Corporation. Business
Segments, page 75

15.    We note your references throughout your filing to your "customers,"
"diverse
       customer base," and "partners." Please revise your disclosure to provide a more detailed description of your customers and partners for each of your segments and brands.
Competition, page 80

16. Please revise to disclose your main competitors across your segments, including relevant brands, end markets, and geographic regions.
Intellectual Property, page 80

17. We note your disclosure that "[a]lthough in the aggregate [y]our intellectual property is critical to [y]our operations, [you] do not consider any single patent, trademark, copyright, trade secret, or license to be of material importance to any segment or to the business as a whole." Please revise to disclose your total number of material patents, owned or licensed, and provide a more specific discussion of the
       type of patent protection on which you rely for a product family or material product, including a discussion of expiration dates and jurisdictions. Please explain whether you license any patents for any material product or product family, and also disclose the material patents, licenses and other intellectual property that will be transferred from Fortive pursuant to the Intellectual Property Matters Agreement. Regulatory Matters, page 81

18. We note your disclosure on page 77 that "[you] provide premium sensing products encompassing liquid level, flow, and pressure sensors, motion sensors and components, and hygienic sensors," which "serve a wide range of critical environments and end markets such as healthcare, food and beverage, datacenters,
       HVAC systems and industrial automation." Please advise whether any of your products, including your hygienic sensors, are subject to regulation in the specific end markets outlined above, and if so, discuss the material effects to your business of compliance with these regulations. Refer to Item 101(c)(2)(i) of Regulation S-K.
19. We note your disclosure on page 26 that your products and operations are "often subject to the rules of industrial standards bodies such as the International Standards
       Organization, and failure to comply with these rules could result in withdrawal of certifications needed to sell our products and services and otherwise adversely impact
 January 13, 2025
Page 5

       our financial statements." Please revise your disclosure in this section to briefly describe the relevant industrial standards bodies, including the International Standards
       Organization, and the impact of the relevant rules on your business and operations.
Properties, page 83

20. We note your disclosure on page 83 that approximately 15 of your facilities used for manufacturing, distribution, warehousing, research and development, general administrative, and/or sales functions are located in the United States in 10 states and approximately 13 are located outside the United States in 9 countries. Please expand your disclosure to include the locations of your facilities, and whether you own or lease these properties. Refer to Item 102 of Regulation S-K.
Cash Adjustments, page 95

21. Please tell us how you have reflected these cash adjustments on the pro forma financial statements.
Note 9 - Sales, page F-20

22. Please explain your consideration of the need to separately quantify revenue from products and services. Refer to ASC 606-10-50-5 and ASC 606-10-55-91.
Note 14 - Related-Party Transactions, page F-32

23. We note your disclosure on page 33 that allocations of corporate expenses from
       Fortive are likely to be less than the expenses you would have incurred as a separate publicly-traded company. Please provide footnote disclosure, if practicable and material, of your estimate of what the expenses would have been on a stand-alone basis for each period presented if the entity had operated as an unaffiliated entity.
Note 15 - Subsequent Events, page F-34

24. Please tell us your consideration of the significance of the acquisition of EA Elektro-
       Automatik Holding GmbH to your financial statements and the need to provide the related financial statements of the acquired business under Rule 3-05 of Regulation S-
       X. Provide us with significance calculations used in your assessment. General

25. We note your disclosures throughout the preliminary information statement regarding your competitive position, products, and/or processes, including:

             References throughout your filing to leading positions in various sectors;
             References throughout your filing to "strong" positions, free cash flow, tailwinds, returns, and other "strong" performance;
             "Our ability to harness decades of domain expertise and customer application know-how positions us to deliver unrivaled precision, accuracy and reliability for cutting edge technologies and mission critical applications" (page
5);
             "Our team has been united by the Fortive Business System . . .This has resulted in higher through-cycle core growth, significant margin expansion, and industry-
 January 13, 2025
Page 6

           leading free cash flow generation" (page 5);
             Your technology enables your customers to bring advanced technologies to market "faster and more efficiently" (page 61);
             "Our invention of the first time-based triggered oscilloscope in 1947 significantly accelerated the advancement of the digital age. Our solutions have supported
           many of mankind   s greatest advances in electronics over the past
more than
           70 years" (page 76);
             "Our solutions have 99.99% reliability and have enabled over 1,500 successful, life-saving emergency egress escape system initiations" (page 77);
and
             "We rank consistently as the leader for control solutions for industrial automation and hygienic instrumentation for food and beverage processing, and have industry leading expertise in the monitoring of critical environments with our pressure and level sensing solutions" (page 77).

       Please revise to provide support for these statements and other, similar statements regarding your competitive position and the contributions of your products, or characterize the same as management's opinions or beliefs. Where you note that you maintain sector leading positions, please also revise to clarify how you measure
       "leading," including by market share, sales, or a different metric. Where you note a position or performance is "strong," clarify how you measure the relevant strength and what is meant by "strong" in each context.
       Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Alison Zieske Preiss, Esq.